# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Cantor Equity Partners III, Inc., CIK 0002034268
CUSIP: G1828A108
Title of class of securities: Class A Ordinary Shares, $0.0001 par value
Address of issuer's principal executive offices: 110 East 59th Street, New York, New York (NY), 10022
Date of event which requires filing of this statement: 10/06/2025
Filed by CIK 0002034272
Persons authorized to receive notices and communications: Brandon Lutnick, Cantor EP Holdings III, LLC, 110 East 59th Street, New York, New York (NY), 10022, 212-938-5000

## Reporting persons
- Cantor EP Holdings III, LLC (CIK 0002034272): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 7,480,000; sole dispositive power 0; shared dispositive power 7,480,000; aggregate amount beneficially owned 7,480,000 (21.3% of the class)
- Cantor Fitzgerald, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 7,480,000; sole dispositive power 0; shared dispositive power 7,480,000; aggregate amount beneficially owned 7,480,000 (21.3% of the class)
- CF Group Management, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: New York (NY); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 7,480,000; sole dispositive power 0; shared dispositive power 7,480,000; aggregate amount beneficially owned 7,480,000 (21.3% of the class)
- Brandon G. Lutnick (CIK 0002048880): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 7,480,000; sole dispositive power 0; shared dispositive power 7,480,000; aggregate amount beneficially owned 7,480,000 (21.3% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares, $0.0001 par value
Name of issuer: Cantor Equity Partners III, Inc.
Address of issuer's principal executive offices: 110 East 59th Street, New York, New York (NY), 10022
Comment: This Amendment No. 1A (this "Amendment") amends and supplements the Schedule 13D filed with the United States Securities and Exchange Commission (the "SEC") on July 1, 2025 (the "Original Schedule 13D"), by Cantor EP Holdings III, LLC, a Delaware limited liability company (the "Sponsor"), Cantor Fitzgerald, L.P., a Delaware limited partnership ("Cantor"), CF Group Management, Inc., a New York corporation ("CFGM") and Mr. Howard W. Lutnick. This Amendment is being filed by the Sponsor, Cantor, CFGM and Mr. Brandon G. Lutnick (collectively, the "Reporting Persons") relating to their beneficial ownership of Class A ordinary shares, par value $0.0001 per share, of the Issuer ("Class A Ordinary Shares") and Class B ordinary shares, par value $0.0001 per share, of the Issuer ("Class B Ordinary Shares" and, together with the Class A Ordinary Shares, the "Ordinary Shares"). Capitalized terms used but not defined in this Amendment have the respective meanings set forth in Original Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Item 3 is hereby amended and supplemented with the information in Item 4 responsive hereto, which is incorporated by reference herein.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented with the following:

Completion of Howard W. Lutnick Divestiture

In accordance with the transactions detailed below, Mr. Howard W. Lutnick, the U.S. Secretary of Commerce, has completed his previously announced divestiture of his holdings in Cantor and CFGM in connection with his appointment as the U.S. Secretary of Commerce. Mr. Howard W. Lutnick no longer has any voting or dispositive power over any of the securities of the Issuer, and the Reporting Persons understand that he will file Amendment No. 1B as his final amendment to the Original Schedule 13D to reflect his zero ownership.

Acquisition of CFGM Voting Shares by Trusts Controlled by Mr. Brandon G. Lutnick

As previously disclosed in the Original Schedule 13D, on May 16, 2025, Howard W. Lutnick, in his capacity as trustee of a trust, entered into agreements to sell to trusts controlled by Brandon G. Lutnick (the "Purchaser Trusts") all of the voting shares of CFGM, which is the managing general partner of Cantor. On October 6, 2025, the transactions under such agreements closed. The aggregate purchase price for such sales was $200,000, and was paid using cash on hand at the Purchaser Trusts.

Following the closing of the transactions described above, Brandon G. Lutnick may be deemed to have beneficial ownership of the Ordinary Shares owned by the Sponsor, and Howard W. Lutnick no longer has beneficial ownership over such securities.

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Other than as described in this Item 4, none of the Reporting Persons has any current plans or proposals that relate to or that would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D; provided, that the Reporting Persons may, at any time, review or reconsider their positions with respect to the Issuer and reserve the right to develop such plans or proposals.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated as follows:

The aggregate number and percentage of Ordinary Shares beneficially owned by each of the Reporting Persons is on the basis of a total of 35,080,000 Ordinary Shares, including 28,180,000 Class A Ordinary Shares and 6,900,000 Class B Ordinary Shares, issued and outstanding as of August 14, 2025, as reported by the Issuer in its Quarterly Report on Form 10-Q filed by the Issuer with the SEC on August 14, 2025. As of the date hereof, the Sponsor directly owns 580,000 Class A Ordinary Shares and 6,900,000 Class B Ordinary Shares, which Class B Ordinary Shares are automatically convertible into Class A Ordinary Shares at the time of the Issuer's initial business combination, or at any time and from time to time at the option of the holder, on a one-for-one basis, subject to adjustment for share sub-divisions, share dividends, reorganizations, recapitalizations and the like, and as more fully described under the heading "Description of Securities--Founder Shares" in the Issuer's registration statement on Form S-1 (File No. 333-287847). None of the other Reporting Persons directly own any Ordinary Shares.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated as follows:

As of the date hereof:

(i) the Sponsor directly owns, is the beneficial owner of, and has shared voting and dispositive power with respect to, 7,480,000 Ordinary Shares (consisting of 580,000 Class A Ordinary Shares and 6,900,000 Class B Ordinary Shares, which Class B Ordinary Shares are automatically convertible into Class A Ordinary Shares at the time of the Issuer's initial business combination, or at any time and from time to time at the option of the holder, on a one-for-one basis, subject to adjustment for share sub-divisions, share dividends, reorganizations, recapitalizations and the like, and as more fully described under the heading "Description of Securities--Founder Shares" in the Issuer's registration statement on Form S-1 (File No. 333-287847)), which represent 21.3% of the Issuer's issued and outstanding Ordinary Shares.

(ii) Cantor, as the sole member of the Sponsor, controls the Sponsor and may be deemed to beneficially own, and have shared voting and dispositive power with respect to, the 7,480,000 Ordinary Shares directly owned by the Sponsor, which represent 21.3% of the Issuer's issued and outstanding Ordinary Shares. Cantor disclaims any ownership of such Ordinary Shares other than to the extent of any pecuniary interest it may have therein, directly or indirectly.

(iii) CFGM, as the managing general partner of Cantor, controls Cantor and may be deemed to beneficially own, and have shared voting and dispositive power with respect to, the 7,480,000 Ordinary Shares directly owned by the Sponsor, which represent 21.3% of the Issuer's issued and outstanding Ordinary Shares. CFGM disclaims any ownership of such Ordinary Shares other than to the extent of any pecuniary interest it may have therein, directly or indirectly.

(iv) Brandon G. Lutnick, as the controlling trustee of the trusts owning all of the voting shares of CFGM and the Chairman and Chief Executive Officer of CFGM, controls CFGM and may be deemed to beneficially own, and have shared voting and dispositive power with respect to, the 7,480,000 Ordinary Shares directly owned by the Sponsor, which represent 21.3% of the Issuer's issued and outstanding Ordinary Shares. Brandon G. Lutnick disclaims any ownership of such Ordinary Shares other than to the extent of any pecuniary interest he may have therein, directly or indirectly.
Transactions in the class effected during the past sixty days: See Item 4 of this Amendment, which is incorporated by reference herein.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Item 6 is hereby amended and supplemented with the information contained in Item 4 and Item 5 responsive hereto, which is incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended and supplemented by adding the following:

Exhibit 8: Joint Filing Agreement, dated as of October 6, 2025, by and among the Reporting Persons

Exhibit 9: Purchase Agreement, dated as of May 16, 2025, by and between Howard W. Lutnick, as Trustee of the Howard W. Lutnick Revocable Trust, and Kyle S. Lutnick, Brandon G. Lutnick, Casey J. Lutnick, and Ryan G. Lutnick, as Investment Trustees of the trust known as the BGL Management Trust.

Exhibit 10: Purchase Agreement, dated as of May 16, 2025, by and between Howard W. Lutnick, as Trustee of the Howard W. Lutnick Revocable Trust, and Kyle S. Lutnick, Brandon G. Lutnick, Casey J. Lutnick, and Ryan G. Lutnick, as Investment Trustees of the trust known as the KSL Management Trust.

Exhibit 11: Purchase Agreement, dated as of May 16, 2025, by and between Howard W. Lutnick, as Trustee of the Howard W. Lutnick Revocable Trust, and Kyle S. Lutnick, Brandon G. Lutnick, Casey J. Lutnick, and Ryan G. Lutnick, as Investment Trustees of the trust known as the RGL Management Trust.

Exhibit 12: Purchase Agreement, dated as of May 16, 2025, by and between Howard W. Lutnick, as Trustee of the Howard W. Lutnick Revocable Trust, and Kyle S. Lutnick, Brandon G. Lutnick, Casey J. Lutnick, and Ryan G. Lutnick, as Investment Trustees of the trust known as the CJL Management Trust.

## Signatures
- Cantor EP Holdings III, LLC: /s/ Brandon Lutnick, Brandon Lutnick/Chief Executive Officer (10/06/2025)
- Cantor Fitzgerald, L.P.: /s/ Brandon Lutnick, Brandon Lutnick/Chief Executive Officer (10/06/2025)
- CF Group Management, Inc.: /s/ Brandon Lutnick, Brandon Lutnick/Chief Executive Officer (10/06/2025)
- Brandon G. Lutnick: /s/ Brandon G. Lutnick, Brandon G. Lutnick (10/06/2025)